Exhibit 99.1

PRESS RELEASE

Brookfield Asset Management Reports Third Quarter 2016 Results

Brookfield, November 11, 2016 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), a leading global alternative asset manager, today announced financial results for the quarter ended September 30, 2016.
Bruce Flatt, CEO of Brookfield, stated, “Real assets continue to be the asset class of choice for institutional investors and as a result, we are seeing strong inflows across our strategies. Our scale and global reach have enabled us to deploy $20 billion of capital over the last twelve months, and we continue to see opportunities to put capital to work in high quality businesses across our real asset strategies.”

Operating Results
Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2016	2015	2016	2015
Net income[1]	$2,021	$845	$4,428	$5,181
Per Brookfield share[2]	1.03	0.26	2.07	2.67
Funds from operations[2,3]	$883	$501	$3,204	$2,113
Per Brookfield share[2,3]	0.87	0.48	3.15	2.05

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3

Net income for the third quarter of 2016 totalled $2.0 billion or $1.03 per share, and was $4.4 billion on a last twelve month basis. Net income increased over the same quarter of the prior year due to earnings on new investments, a reduction in deferred tax provisions and operational improvements, which included rent commencements on new leases, the commissioning of assets in our infrastructure business and increased pricing and volumes in certain of our private equity operations.
Funds from operations (“FFO”) for the third quarter of 2016 was $883 million or $0.87 per share, and was $3.2 billion on a last twelve month basis. Fee related earnings for the quarter increased 37% to $173 million, as a result of the 23% increase in fee bearing capital over the last twelve months. FFO from invested capital increased by 17% as a result of the contribution from acquisitions across our portfolio and operating improvements noted in the preceding paragraph, which were partially offset by the absence of FFO from assets sold. We sold interests in office and retail properties, generating $392 million of disposition gains, compared to $88 million in the prior period.

Dividend Declaration

The Board declared a quarterly dividend of US$0.13 per share (representing US$0.52 per annum), payable on December 31, 2016 to shareholders of record as at the close of business on November 30, 2016. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

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Operating Highlights

Fee bearing capital increased by 23% to $111 billion over the last twelve months, including over $2 billion in the third quarter.
Strong capital inflows to our private funds, as well as the higher market capitalization of our listed issuers, increased our annualized fee revenues to $1.2 billion representing a 27% growth over the past twelve months. Our recently completed fundraising also substantially increased the amount of capital from which we are entitled to earn carried interest. As a result, our annualized combined run rate of fee revenues and target carry is now $2.0 billion based on current funds under management, up from $1.4 billion at the end of the third quarter of last year.
We continue to deploy private fund capital and execute significant transactions across our real asset strategies. Our second flagship real estate opportunity fund, BSREP II, is now 67% committed or invested, which should enable us to launch a successor fund in 2017. Our most recent flagship funds in infrastructure (BIF III) and  private equity (BCP IV), closed earlier this year, are both advancing well at over 30% and 45% invested or committed, respectively.
We are currently raising capital for four additional funds, including an open-ended real estate fund, a real estate finance fund and two niche funds, targeting $4.6 billion of third-party commitments.
Over the last twelve months we announced or completed acquisitions that will deploy $20 billion of capital, including $10 billion in the current quarter.
In our property group, we completed the privatization of our U.S. regional mall business, and continued to build-out our self-storage, manufactured housing and student housing operations with strategic add-on acquisitions. We also agreed to buy a 4.2 million square foot office portfolio in Mumbai and committed to acquire a mixed-use office, retail and hospitality complex in South Korea.
Our renewable power business completed the take private transaction for our 3,000 megawatt Colombian hydroelectric portfolio, increasing our ownership interest to 99.6%. In addition, we continued to advance our development pipeline, including wind projects in Europe and hydroelectric projects in Brazil.
Our infrastructure group announced the purchase of a 90% interest in a system of natural gas transmission assets in Brazil for over $5 billion. We also closed the previously announced acquisitions of an Australian logistics business and a North American gas storage business.
In our private equity operations, we entered into a definitive agreement to acquire a 70% stake in Brazil's largest private water distribution, collection and treatment business. Our facilities management operations benefitted from expansion through follow-on acquisitions.
We raised approximately $4 billion of capital through the sale of mature assets over the last twelve months.
In the third quarter, we sold several assets in our property business including an office asset in Sydney, an interest in four U.S. malls, and a hotel portfolio in Germany. We also sold utility assets in our infrastructure business at attractive multiples to rate base. We continue to identify further disposition opportunities across asset classes that we expect to realize over the balance of 2016 and 2017.
Finally, we have substantial financial resources with which to pursue future transactions.
Dry powder in our private funds at the end of the quarter was $19 billion. In addition to this we have core liquidity of over $7 billion, of which $3 billion is at the corporate level with the balance within our listed partnerships.

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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted and make reference to Funds From Operations (“FFO”).
We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:
•
FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

•
Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

•
Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.
We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.
Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2016 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.
The attached statements are based primarily on information that has been extracted from our interim financial statements for the three and nine months ended September 30, 2016, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.
Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Asset Management’s 2016 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.
The conference call can be accessed via webcast on November 11, 2016 at 11:30 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 11:20 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 0883#).

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Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the shareholders section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:
Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements
Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
This release does not constitute an offer of any Brookfield fund.

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CONSOLIDATED BALANCE SHEETS
Unaudited (US$ millions)	September 30	December 31
	2016	2015
Assets
Cash and cash equivalents	$4,372	$2,774
Other financial assets	5,096	6,156
Accounts receivable and other	8,882	7,044
Inventory	5,869	5,281
Assets classified as held for sale	3,760	1,397
Equity accounted investments	24,453	23,216
Investment properties	50,374	47,164
Property, plant and equipment	45,203	37,273
Intangible assets	6,294	5,170
Goodwill	3,932	2,543
Deferred income tax assets	1,602	1,496
Total Assets	$159,837	$139,514

Liabilities and Equity
Accounts payable and other	$12,478	$11,366
Liabilities associated with assets classified as held for sale	1,985	522
Corporate borrowings	4,674	3,936
Non-recourse borrowings
Property-specific mortgages	50,910	46,044
Subsidiary borrowings	9,663	8,303
Deferred income tax liabilities	9,465	8,785
Subsidiary equity obligations	3,543	3,331
Equity
Preferred equity	3,732	3,739
Non-controlling interests in net assets	40,955	31,920
Common equity	22,432	21,568
Total Equity	67,119	57,227
Total Liabilities and Equity	$159,837	$139,514

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CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2016	2015	2016	2015
Revenues	$6,285	$5,056	$17,476	$14,375
Direct costs	(4,590)	(3,740)	(12,568)	(10,341)
Other income and gains	325	133	391	145
Equity accounted income	454	304	1,041	1,174
Expenses
Interest	(825)	(691)	(2,407)	(2,117)
Corporate costs	(20)	(25)	(68)	(83)
	1,629	1,037	3,865	3,153
Fair value changes	(59)	389	358	1,572
Depreciation and amortization	(541)	(436)	(1,538)	(1,265)
Income tax	992	(145)	556	22
Net income	$2,021	$845	$3,241	$3,482

Net income attributable to:
Brookfield shareholders	$1,036	$289	$1,478	$1,663
Non-controlling interests	985	556	1,763	1,819
	$2,021	$845	$3,241	$3,482

Net income per share
Diluted	$1.03	$0.26	$1.41	$1.60
Basic	1.05	0.27	1.44	1.65

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SUMMARIZED FINANCIAL RESULTS

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Funds From Operations[1,2]
	Three Months Ended		Last Twelve Months Ended
	2016	2015	2016	2015
FFO from operating activities	$491	$398	$2,056	$1,545
Realized carried interest[3]	—	15	—	32
Realized disposition gains[4]	392	88	1,148	536
Funds from operations[1,2]	$883	$501	$3,204	$2,113

Per share	$0.87	$0.48	$3.15	$2.05

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2016	2015	2016	2015
Asset management	$178	$141	$712	$496
Property	545	214	1,759	1,080
Renewable power	49	48	192	233
Infrastructure	89	71	334	244
Private equity and other	107	125	512	353
Cash and financial assets	8	(17)	63	54
Interest expense and operating costs	(93)	(81)	(368)	(347)
Funds from operations[1,2]	$883	$501	$3,204	$2,113

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2016	2015	2016	2015
FFO from operating activities	$491	$398	$2,056	$1,545
Realized carried interest[3]	—	15	—	32
Realized disposition gains[4]	161	20	476	4
Fair value changes	(104)	120	80	2,078
Depreciation and amortization	(222)	(188)	(868)	(740)
Income tax	710	(76)	412	(206)
Net income attributable to shareholders	$1,036	$289	$2,156	$2,713

Per share	$1.03	$0.26	$2.07	$2.67
Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance
4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

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RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2016	2015	2016	2015
Net income prior to fair value changes, depreciation and amortization and income tax (see page 6)	$1,629	$1,037	$5,106	$4,341
Adjust for:
Equity accounted fair value changes and other[1]	(18)	77	159	(433)
Current income taxes	(38)	(38)	(165)	(130)
Realized disposition gains[2]	235	68	996	532
	1,808	1,144	6,096	4,310
Non-controlling interest	(925)	(643)	(2,892)	(2,197)
Funds from operations[3,4]	$883	$501	$3,204	$2,113

Notes:
1.	Equity accounted other items include depreciation and amortization and deferred income taxes
2.	Includes only the portion of disposition gains recognized within fair value changes and prior periods
3.	Non-IFRS measure – see Basis of Presentation on page 3
4.	Excludes amounts attributable to non-controlling interests

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